SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 5)

                    FLORIDA GAMING CORPORATION
                         (Name of Issuer)


              COMMON STOCK, PAR VALUE $.10 PER SHARE
                  (Title of Class of Securities)


                           340689 10 8
                          (CUSIP Number)


                         Roland M. Howell
                    Plaza Venetia; Suite 22A-B
                       555 N.E. 15th Street
                      Miami, Florida  33132
                          (305) 371-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         January 14, 1998
             (Date of Event Which Requires Filing of
                         This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. /__/

Check the following box if a fee is being paid with this statement. /__/

                        CUSIP No. 340689 10 8

1.   Name of reporting person. . . . . . . . .    Roland M. Howell

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    ###-##-####

2.   Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a) X
                                                  (b)

3.   SEC use only. . . . . . . . . . . . . . .

4.   Source of funds (see instructions). . . .    PF

5.   Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

6.   Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

7.   Sole voting power. . . . . . . . . . . . .    10,000
8.   Shared voting power. . . . . . . . . . . .   195,000
9.   Sole dispositive power . . . . . . . . . .    10,000
10.  Shared dispositive power . . . . . . . . .   195,000

11.  Aggregate amount beneficially
     owned by each reporting person . . . . . .  Roland Howell
                                                 beneficially owns
                                                 205,000 shares.

12.  Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

13.  Percent of class represented
     by amount in Row (11). . . . . . . . . . .   4.4%

14.  Type of reporting person  . . . . . . . . .  IN


                        CUSIP No. 340689 10 8

1.   Name of reporting person. . . . . . . . .    Dorothy V. Howell

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . . . .    ###-##-####

2.   Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . . . .    (a) X
                                                  (b)

3.   SEC use only. . . . . . . . . . . . . . .

4.   Source of funds (see instructions). . . .    PF

5.   Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . . . .

6.   Citizenship or place
     of organization . . . . . . . . . . . . .    U.S.

Number of shares beneficially
owned by each reporting person
with:

7.   Sole voting power. . . . . . . . . . . . .   145,000
8.   Shared voting power. . . . . . . . . . . .   195,000
9.   Sole dispositive power . . . . . . . . . .   145,000
10.  Shared dispositive power . . . . . . . . .   195,000

11.  Aggregate amount beneficially
     owned by each reporting person . . . . . .   Dorothy Howell
                                                  beneficially owns
                                                  340,000 shares.

12.  Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . . . .

13.  Percent of class represented
     by amount in Row (11). . . . . . . . . . .   6.0%

14.  Type of reporting person  . . . . . . . . .  IN


     Reference is hereby made to that certain Schedule 13D dated October 7, 1993, as previously amended, (the "Schedule"), filed by Roland M. Howell and Dorothy V. Howell, (collectively, the "Howells") with respect to the common stock, par value $.10 per share (the "Shares") of Florida Gaming Corporation, a Delaware corporation (the "Issuer"). The Schedule is hereby amended to add the following information to the items indicated. Unless otherwise indicated, defined terms have the same meaning as set forth in the Schedule.

     Item 3.  Source and Amount of Funds or Other Consideration.

          The source of funds used in making the reported purchase of Shares was personal cash of Mr. and Mrs. Howell. The amount of funds used to purchase the Shares reported in Item 5(c) below was approximately $108,402.

     Item 4.  Purpose of Transaction.

          On April 28, 1995, Mr. Howell was appointed to the
Issuer's Board of Directors.

     Item 5.  Interest in Securities of the Issuer.

          (a) The Howells beneficially own, jointly, 195,000 shares, Dorothy V. Howell owns, individually, 145,000 Shares, and Roland M. Howell owns, individually, 10,000 Shares. Roland M. Howell disclaims beneficial ownership of the 145,000 Shares owned individually by Dorothy V. Howell and Dorothy V. Howell disclaims beneficial ownership of the 10,000 Shares owned individually by Roland M. Howell.

          (b) Roland M. Howell beneficially owns 205,000 Shares, which represents 3.6% of the Issuer's outstanding Shares. Roland
M. Howell has shared voting power and shared dispositive power with respect to 195,000 Shares and sole voting and dispositive powers with respect to 10,000 Shares.

               Dorothy V. Howell beneficially owns 340,000
Shares, which represents 6.0% of the Issuer's outstanding Shares.
Dorothy V. Howell has shared voting power and shared dispositive power with respect to 195,000 Shares and sole voting and dispositive powers with respect to 145,000 Shares.

          (c) Description of Transactions in the Class of Reported Securities that were Effected During the Past Sixty
Days: The following five transactions were the only transactions effected by the Howells during the past sixty days. On December 29, 1997, in an open market transaction, the Howells jointly purchased 1,000 Shares at a per Share price of $2.4375. On December 30, 1997, in a private transaction, the Howells jointly purchased 5,000 Shares at a per Share price of $2.75. On December 30, 1997, in a private transaction, the Howells jointly purchased 4,000 Shares at a per Share price of $2.625. On January 14, 1998, in a private transaction, the Howells jointly purchased 25,000 Shares at a per Share price of $2.75. On January 15, 1998, in a private transaction, the Howells jointly purchased 4,000 Shares at a per Share price of $2.75.

         (d)  Not applicable.

         (e)  Not applicable.

    Items 7.  Material to be Filed as Exhibits.

    Exhibit A -- Joint Acquisition Statement.

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Dorothy V. Howell                  /s/ Roland M. Howell
Dorothy V. Howell                      Roland M. Howell

Date: January 23, 1998                 Date: January 23, 1998


                    EXHIBIT A TO SCHEDULE 13D

                   JOINT ACQUISITION STATEMENT
                   PURSUANT TO RULE13d-1(f)(1)

    The undersigned acknowledge and agree that the foregoing Amendment No. 5 to the statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to the statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or her contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the other, except to the extent that he or she knows or has reason to believe that such information is inaccurate.


                             /s/ Roland M. Howell
                             Roland M. Howell

                             Date: January 23, 1998


                             /s/ Dorothy V. Howell
                             Dorothy V. Howell

                             Date: January 23, 1998